UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D/A
(Amendment No. 3)*

CHINA BAK BATTERY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

16936Y 209
 (CUSIP Number)

Xiangqian Li
Room 21D, Yi Jing Pavilion, Golf Seascape Garden, Fu Tian District,
Shenzhen, Guangdong Province, China
86-755-86968869

Copies to
Thomas Shoesmith
Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, CA 94304-1115
(650) 233-4500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2016
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 16936Y 209

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiangqian Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 760,557 shares of common stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 760,557 shares of common stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 760,557 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.43%(1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 17,145,493 shares of common stock outstanding as of February 12, 2016, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 16, 2016

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to the common stock, par value $0.001 per share (the "Common Stock"), of China BAK Battery, Inc., a Nevada corporation (the "Company").

This Amendment No. 3 is being filed by Xiangqian Li (the "Reporting Person") to amend and supplement the Reporting Person’s Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") on January 25, 2005, as amended on January 15, 2009 and June 25, 2015 (as amended and supplemented to date, the "Schedule 13D"). Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The person filing this statement is Xiangqian Li (“Li” or the “Reporting Person”).

(b)-(c) The residence of Li is Room 21D, Yi Jing Pavilion, Golf Seascape Garden, Fu Tian District, Shenzhen, Guangdong Province, China. The Reporting Person is an individual investor.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 4, 2016, the Reporting Person entered into a stock purchase agreement with Yunfei Li, pursuant to which the Reporting Person sold 3,000,000 shares of Common Stock in a private transaction to Yunfei Li for $7.2 million at a price of $2.40 per share.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) – (b) As of the date of this Amendment No. 3, the Reporting Person beneficially owns 760,557 shares of the Common Stock, representing 4.43% of the outstanding shares of the Company (based on 17,145,493 shares of Common Stock outstanding as of February 12, 2016, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 16, 2016). For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person has sole voting and dispositive power over 760,557 shares of Common Stock.

(c) Other than the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions involving Common Stock of the Company in the last 60 days.

(d) None.

(e) As a result of the transaction described in Item 3 above, on March 4, 2016, the Reporting Person ceased to be the beneficial ownership of more than five present of Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following at the beginning thereof:

The contents of Items 3 above are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1

Securities Exchange Agreement, dated as of January 20, 2005, by and among Medina Coffee, Inc., BAK International Limited, and the Shareholders of BAK International Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 21, 2005 with the Securities and Exchange Commission in File No. 000-49712).

99.2

Escrow Agreement by and among Medina Coffee, Inc., certain investors indicated therein, Xiangqian Li, and Securities Transfer Corporation, dated as of January 20, 2005 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 21, 2005 with the Securities and Exchange Commission in File No. 000- 49712).

99.3

Lock-Up Agreement by and between Medina Coffee, Inc. and Xiangqian Li dated as of January 20, 2005 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 21, 2005 with the Securities and Exchange Commission in File No. 000-49712).

99.4	China BAK Battery, Inc. Stock Option Plan (incorporated by reference to Exhibit 10. 1 to the Issuer’s Quarterly Report on Form 10-Q filed on August 22, 2006).

99.5	Amendment No. 1 to the China BAK Battery, Inc. Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2008).

99.6

Option Agreement by and between China BAK Battery, Inc. and Xiangqian Li, dated May 29, 2008 (incorporated by reference to Exhibit 6 to the Reporting Person’s Amendment No. 1 to Schedule 13D filed on January 15, 2009).

99.7

Delivery of Make-Good Shares, Settlement and Release Agreement, effective October 22, 2007, by and among Xiangqian Li, BAK International Limited, and China BAK Battery, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 6, 2007).

99.8	Stock Purchase Agreement by and between Xiangqian Li and Yunfei Li, dated March 4, 2016.

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2016

/s/ Xiangqian Li
Xiangqian Li